# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Sand, Inc., CIK 0001529628
CUSIP: 83191H107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1000 FLORAL VALE BOULEVARD, YARDLEY, Pennsylvania (PA), 19067
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-17-045624
Filed by CIK 0001687132

## Reporting persons
- YOUNG CHARLES EDWIN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,357,733; shared voting power 0; sole dispositive power 7,357,733; shared dispositive power 0; aggregate amount beneficially owned 7,357,733 (17.3% of the class)
  Comment: The percentages used in this Schedule 13G/A are calculated based upon the 42,494,871 shares of common stock, par value $0.001 per share ("Common Stock"), of Smart Sand, Inc. (the "Company") issued and outstanding as of June 30, 2026, which information was provided by the Issuer to the Reporting Person. As of June 30, 2026, Charles E. Young owned approximately 67% of the membership interests Keystone Cranberry, LLC and is the sole managing member of Keystone Cranberry, LLC, and has sole voting and investment power over the 5,842,700 shares held by Keystone Cranberry, LLC. Mr. Young disclaims beneficial ownership of the shares held by Keystone Cranberry, LLC except to the extent of his pecuniary interest therein. Also includes (i) 1,184,664 shares held directly by Mr. Young and (ii) 330,369 restricted shares issued under the Issuer's 2016 Ombnibus Incentive Plan ("2016 Plan") to Mr. Young that are subject to time vesting requirements. Does not include 500,879 restricted shares issued to Mr. Young under the 2016 Plan that are subject to performance-based vesting requirements.
- KEYSTONE CRANBERRY, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 5,842,700; sole dispositive power 0; shared dispositive power 5,842,700; aggregate amount beneficially owned 5,842,700 (13.7% of the class)
  Comment: The percentages used in this Schedule 13G/A are calculated based upon the 42,494,871 shares of Common Stock of the Company issued and outstanding as of June 30, 2026, which information was provided by the Issuer to the Reporting Person. As of June 30, 2026, Charles E. Young owned approximately 67% of the membership interests Keystone Cranberry, LLC and is the sole managing member of Keystone Cranberry, LLC, and has sole voting and investment power over the shares held by Keystone Cranberry, LLC.

## Item 1. Issuer
Name of issuer: Smart Sand, Inc.
Address of issuer's principal executive offices: 1000 FLORAL VALE BOULEVARD, YARDLEY, PENNSYLVANIA, 19067.

## Item 2. Person Filing
Name of person filing:
Keystone Cranberry, LLC, a Pennsylvania limited liability company
Charles E. Young
Address of principal business office or, if none, residence:
Principal business office for Keystone Cranberry, LLC and Charles E Young:

c/o Smart Sand, Inc.
1000 Floral Vale Boulevard, Suite 225
Yardley, PA 19067
Citizenship:
Keystone Cranberry, LLC - Pennsylvania
Charles E. Young - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Keystone Cranberry, LLC - 5,842,700
Charles E. Young - 7,357,733
Percent of class:
Keystone Cranberry, LLC - 13.7%
Charles E. Young - 17.3%
Sole power to vote or to direct the vote:
Keystone Cranberry, LLC - None
Charles E. Young - 7,357,733
Shared power to vote or to direct the vote:
Keystone Cranberry, LLC - 5,842,700
Charles E. Young - None
Sole power to dispose or to direct the disposition:
Keystone Cranberry, LLC - None
Charles E. Young - 7,357,733
Shared power to dispose or to direct the disposition:
Keystone Cranberry, LLC - 5,842,700
Charles E. Young - None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- YOUNG CHARLES EDWIN: /s/ Charles E. Young, Charles E. Young (08/13/2026)
- KEYSTONE CRANBERRY, LLC: /s/ Charles E. Young, Sole Managing Member (08/13/2026)